UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TERRA INCOME FUND 6, INC.

(Name of Subject Company (Issuer))

TERRA INCOME FUND 6, INC.

(Names of Filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

88104C 103

(CUSIP Number of Class of Securities)

Vikram S. Uppal

Terra Income Fund 6, Inc.

550 Fifth Avenue, 6th Floor

New York, New York 10036

(212) 753-5100

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

COPIES TO:

Rosemarie A. Thurston

Martin H. Dozier

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, GA 30309-3424

(404) 881-7000

CALCULATION OF FILING FEE
TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$1,868,904.00	$173.25

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 207,656 shares of common stock of Terra Income Fund 6, Inc. at a price equal to $9.00 per share as of the date of this filing, which is subject to change.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $92.70 per million dollars of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
		Amount Previously Paid:	$173.25	Filing Party:	Terra Income Fund 6, Inc.
		Form or Registration No.:	Schedule TO	Date Filed:	November 16, 2021
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☑	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
☑	Check the box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 16, 2021 by Terra Income Fund 6, Inc., a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to 207,656 shares of the Company’s issued and outstanding common stock, par value $0.001 per share (the “Shares”), which represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2020. The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 16, 2021, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 3:00 p.m., Central Time, on December 27, 2021, and a total of 653,097.65 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased a total of 207,652.32 Shares validly tendered and not withdrawn on a pro rata basis at a price equal to $9.00 per Share, which represents the Company’s net asset value per Share as of September 30, 2021, for an aggregate purchase price of approximately $1,868,870.84. Approximately 31.8% of the number of Shares tendered by each stockholder who participated in the tender offer was repurchased by the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TERRA INCOME FUND 6, INC.

Date: January 3, 2022	By:	/s/ Gregory M. Pinkus
Gregory M. Pinkus
Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary